Mail Stop 6010

November 14, 2006

Jacqualyn A. Fouse
Chief Financial Officer
Alcon, Inc.
Bosch 69
P.O. Box 62
Hunenberg, Switzerland

> **Re:** **Alcon, Inc.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-31269**

Dear Ms. Fouse:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 49

1.   We note that on page 54 you present non-GAAP measures and reconciliations in the form of a non-GAAP adjusted statement of earnings. This format may be confusing to investors because it presents various non-GAAP captions, sub-totals and ratios which have not been individually described to investors. When presenting a non-GAAP measure your filing should include all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented with accompanying explanation about why you believe *each* non-GAAP measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP adjusted statements of earnings from all future filings. Instead, disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations. Please note that if you file a registration statement incorporating this Form 20-F, that filing would be considered a future filing for purposes of applying this comment.

****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Review Accountant